Of Counsel Silverman Shin & Byrne PLLC	RICHARD FEINER ATTORNEY AT LAW 88 Pine Street 22nd Floor New York, New York 10005 (646) 822-1170 Fax: (917) 720-0863 E-Mail RFeiner@Silverfirm.com

June 27, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Elite Pharmaceuticals, Inc. (the “Company”), I file herewith the above-referenced registration statement.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Richard Feiner

Richard Feiner